Exhibit 3.2

AMENDMENT TO FIRST CHESTER COUNTY CORPORATION’S

ARTICLES OF INCORPORATION

The amendment to the Corporation’s Articles of Incorporation which amends and restates Article 7 in its entirety reads as follows:

ARTICLE 7

Any amendment, alteration, change or repeal of these Articles of Incorporation of the Corporation shall require the affirmative vote of the holders of at least seventy-five (75%) percent of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (taken as a single class); provided however, that this Article 7 shall not apply to, and such seventy-five (75%) percent vote shall not be required for, and the affirmative vote of a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (taken together as a single class) shall be required for, any amendment, alteration, change or repeal recommended to the stockholders by three-fourths ( 3 / 4 ) of the entire Board of Directors (or if there is a person or persons serving on the Board other than Continuing Directors, by three-fourths ( 3 / 4 ) of the Continuing Directors). If any of the foregoing provisions are finally judicially determined to be invalid, then these Articles of Incorporation of the Corporation may only be amended, altered, changed or repealed by the affirmative vote of the holders of not less than two-thirds ( 2 / 3 ) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (taken together as a single class). The By-Laws of the Corporation may be adopted, amended or repealed as set forth in the By-Laws of the Corporation. Notwithstanding the foregoing, the Board does not have the power to amend any By-Law provision that is required by law to be amended by the shareholders of the Corporation.